Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Six Months Ended June 30,
	2010 (1)	2011 (1)

Net Income	$90	$103
Income taxes	51	58
Capitalized interest	(1)	(2)
	140	159

Fixed charges, as defined:

Interest	146	140
Capitalized interest	1	2
Interest component of rentals charged to operating expense	—	—
Total fixed charges	147	142

Earnings, as defined	$287	$301

Ratio of earnings to fixed charges	1.95	2.12

(1)	Excluded from the computation of fixed charges for the six months ended June 30, 2010 and 2011 is interest expense of $3 million and $4 million, respectively, which is included in income tax expense.